Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Quip, Inc. 2012 Equity Incentive Plan (formally known as the Backchannel, Inc. 2012 Equity Incentive Plan) of salesforce.com, inc. of our report dated March 4, 2016 (except for the effects of the retrospective adoption of the updated accounting standards discussed in Notes 2, 6, 7 and 9 to the consolidated financial statements, as to which the date is September 1, 2016), with respect to the consolidated financial statements of salesforce.com, inc. and our report dated March 4, 2016, with respect to the effectiveness of internal control over financial reporting of salesforce.com, inc., included in salesforce.com, inc.’s Current Report on Form 8-K dated September 1, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California
September 1, 2016